UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Actuate Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00508B102

(CUSIP Number)

Gordon A. Davies

Open Text Corporation

275 Frank Tompa Drive

Waterloo, Ontario

Canada N2L OA1

(519) 888-7111

With a copy to:

Neil Whoriskey

David Leinwand

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 00508B102	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Open Text Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,562,737(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,562,737(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,562,737(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of 4,117,447 Shares (as defined herein) included herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Tender and Voting Agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any such Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose and such beneficial ownership thereof is expressly disclaimed.
(2)	The above calculation is based on 46,696,405 Shares outstanding (as disclosed by the Issuer to the Reporting Person) as of December 12, 2014.

Item 1.	Security and Issuer

This Schedule 13D ( “Schedule 13D”) relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Actuate Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is BayCenter Campus, 951 Mariners Island Boulevard, San Mateo, CA 94404.

Item 2.	Identity and Background

This Schedule 13D is being filed by Open Text Corporation, a Canadian corporation (the “Reporting Person”). The address of the principal business and principal offices of the Reporting Person is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1. The Reporting Person is the world’s largest independent provider of Enterprise Content Management software.

The Reporting Person is the sole stockholder of Asteroid Acquisition Corporation, a Delaware corporation (“Merger Sub”) and Open Text Holdings, Inc., a Delaware corporation, which is the sole stockholder of Open Text USA Inc., a Delaware corporation, which is the sole stockholder of Open Text, Inc., a Delaware corporation (“OTEX Inc”). OTEX Inc. holds the 1,445,290 shares of Common Stock reported herein.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule A hereto and is incorporated herein by reference.

During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required to acquire 1,445,290 shares of Common Stock was approximately $6.5 million, which was obtained from cash on hand.

The total amount of funds required by the Reporting Person to acquire the Issuer, including the purchase of Shares (as defined below) pursuant to the Merger Agreement described in Item 4 and the Merger (as defined below), is estimated to be approximately $330 million. The Reporting Person will obtain funds from cash on hand and/or cash generated from general corporate activities in the ordinary course of business to fund the Offer Price (as defined below) and the Merger Consideration (as defined in the Merger Agreement).

As a result of the execution of the Tender and Voting Agreement (as defined below), the Reporting Person may be deemed to have acquired beneficial ownership of 4,117,447 Shares (as defined below) to the extent provided therein. The Tender and Voting Agreement was entered into as a condition to the Reporting Person’s and Merger Sub’s willingness to enter into and perform their obligations under the Merger Agreement (as defined below). The Reporting Person and Merger Sub requested that each Stockholder (as defined below) enter into the Tender and Voting Agreement, and each Stockholder agreed to do so in order to induce the Reporting Person and Merger Sub to enter into, and in consideration of their entering into, the Merger Agreement. The Reporting Person did not pay any consideration to the Stockholders in connection with the execution and delivery of the Tender and Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the 4,117,447 Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose and such beneficial ownership thereof is expressly disclaimed

The information set forth or incorporated by reference in Item 4 is incorporated herein by reference.

Page 3 of 11 Pages

Item 4.	Purpose of Transaction

In connection with its contemplation of a potential transaction, the Reporting Person (through OTEX Inc.) acquired 1,445,290 shares of Common Stock in open market purchases.

Merger Agreement

On December 5, 2014, the Reporting Person, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and on the terms and subject to the conditions thereof, among other things, Merger Sub will commence a tender offer (the “Offer”) no later than December 16, 2014 to acquire all outstanding shares of Common Stock, including the associated preferred stock purchase rights issued under the Issuer’s rights agreement (“Shares”), at a purchase price of $6.60 per Share net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes.

The obligation of Merger Sub to consummate the Offer is conditioned upon (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least a majority of Shares then outstanding but excluding Shares that are owned as of the date of the commencement of the Offer by the Issuer, the Reporting Person or any direct or indirect wholly-owned subsidiaries of the Issuer or the Reporting Person and excluding any Shares tendered by notice of guaranteed delivery but not actually delivered to the depositary prior to the expiration time of the Offer, (ii) the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules and regulations promulgated thereunder, (iii) no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred following the date of the Merger Agreement and (iv) the satisfaction of other customary conditions.

As soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or to effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law, Merger Sub will be merged with and into the Issuer (the “Merger”) and the Issuer will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of the Reporting Person.

At the consummation of the Merger, the Issuer is required to deliver to the Reporting Person evidence reasonably satisfactory to the Reporting Person of the resignation of the directors of the Issuer and its subsidiaries (other than directors of the Issuer’s subsidiaries whom the Reporting Person determines shall continue to serve in such capacities following the date and time at which the Merger becomes effective (the “Effective Time”)), effective at the Effective Time. Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation, effective as of, and immediately following, the Effective Time will consist of the directors of Merger Sub and the officers of the Surviving Corporation will consist of the Issuer’s officers immediately prior to the Effective Time.

At the Effective time, the certificate of incorporation of the Issuer will be amended and restated as set forth in Exhibit B to the Merger Agreement, and as so amended and restated will be the certificate of incorporation of the Surviving Corporation. Also at the Effective Time, the bylaws of Merger Sub will be the bylaws of the Surviving Corporation.

Upon the consummation of the Merger, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, at the Effective Time, the shares of Common Stock will become eligible for deregistration and the Reporting Person will cause the shares of Common Stock to be deregistered. In addition, the Reporting Person will cause the shares of Common Stock to be delisted from the Nasdaq Global Select Market.

Page 4 of 11 Pages

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement which is attached to this Schedule 13D as Exhibit 1 and incorporated herein by reference.

Tender and Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, on December 5, 2014, Peter I. Cittadini, President, Chief Executive Officer and a director of the Issuer, Arthur C. Patterson, the Issuer’s lead independent director, and certain of their affiliates (each, a “Stockholder” and, collectively the “Stockholders”) entered into the Tender and Voting Agreement (the “Tender and Voting Agreement”) with the Reporting Person and Merger Sub pursuant to which each such person or entity agreed, among other things, to tender his or its Shares pursuant to the Offer and to vote against (i) any competing Acquisition Proposal (as defined in the Merger Agreement) or any proposal relating to any Acquisition Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving the Issuer or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of the Issuer or any of its subsidiaries, (iii) to the extent submitted to a stockholder vote, any change in the business, management or board of directors of the Issuer (other than as directed by the Reporting Person, Merger Sub or any the Reporting Person subsidiary) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (B) result in any of the Offer Conditions (as described in the Merger Agreement) or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, the Issuer.

The Tender and Voting Agreement terminates upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the consummation of the Offer, (c) any modification to the terms of the Offer for which the Issuer’s consent is required and to which the Issuer has not consented and (d) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement.

As of December 12, 2014, the Stockholders collectively owned a number of Shares equal to approximately 8.8% of the issued and outstanding Shares. In addition, the Stockholders collectively hold (as of December 12, 2014) options (whether vested or unvested) and restricted stock units (whether unvested or vested but deferred) for an aggregate of 2,388,560 Shares. If a Stockholder acquires Shares that are subject to the Tender and Voting Agreement, then those Shares would also be subject to the terms of the Tender and Voting Agreement.

The foregoing description of the Tender and Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Tender and Voting Agreement which is attached to this Schedule 13D as Exhibit 2 and incorporated herein by reference.

The Merger Agreement and the Tender and Voting Agreement have been provided solely to inform investors of their terms. They are not intended to be, and should not be relied upon as, a source of financial, business or operational information about the Issuer, the Reporting Person, Merger Sub or their respective affiliates. The representations and warranties contained in the Merger Agreement and the Tender and Voting Agreement are made only for purposes of the Merger Agreement and the Tender and Voting Agreement, respectively, and are made as of specific dates; are solely for the benefit of their respective parties; may be subject to qualifications and limitations agreed upon by the parties to such agreement in connection with negotiating the terms of such agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Moreover, information concerning the subject matter of the representations, warranties, covenants and certain closing conditions may change after the date of the Merger Agreement and the Tender and Voting Agreement, as applicable, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties in the Merger Agreement and/or the Tender and Voting Agreement also may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable to stockholders. The representations and warranties contained in the Merger Agreement and incorporated by reference into this Schedule 13D have been negotiated with the principal purpose of establishing the circumstances in which Merger Sub may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this

Page 5 of 11 Pages

Schedule 13D, may have changed since the date of the Merger Agreement and the Tender and Voting Agreement and subsequent developments or new information qualifying a representation or warranty may not be included in this Schedule 13D.

Confidentiality Agreement

Prior to entering into the Merger Agreement, the Issuer and the Reporting Person entered into a Mutual Non-Disclosure Agreement, dated as of July 24, 2014 (as amended, the “Confidentiality Agreement”). As a condition to being furnished confidential information of the Issuer, the Reporting Person agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The Confidentiality Agreement also contained customary “standstill” provisions that prohibit the Reporting Person, until May 31, 2015, from taking the following actions:

(a)	making, effecting, initiating, causing or participating in (i) any acquisition of beneficial ownership of any securities of the Issuer or any securities of any of its affiliates, (ii) any acquisition of any assets of the Issuer or any assets of any of its affiliates, (iii) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Issuer or any of its affiliates, or involving any securities or assets of the Issuer or any securities or assets of any its affiliate, or (iv) any “solicitation” of “proxies” (as those terms are used in the proxy rules of the SEC) or consents with respect to any securities of the Issuer;

(b)	forming, joining or participating in a “group” (as described in the Exchange Act and the rules thereunder) with respect to the beneficial ownership of any of the Issuer’s securities;

(c)	acting, alone or in concert with others, to seek to control or influence the management or policies of the Issuer or the Issuer’s board of directors;

(d)	taking any action that might require the Issuer to make a public announcement regarding any of the types of matters set forth in clause (a) above;

(e)	agreeing or offering to take, or encouraging or proposing (publicly or otherwise) the taking of, any action referred to in clause (a), (b), (c) or (d) above; or

(f)	assisting, inducing or encouraging any other individual and any corporation, partnership, entity, group, tribunal or governmental authority to take any action of the type referred to in clause (a), (b), (c), (d) or (e) above; or

(g)	entering into any discussions, negotiations, arrangement or agreement with any corporation, partnership, entity, group, tribunal or governmental authority relating to any of the foregoing.

However, the Reporting Person was permitted to purchase securities so long as it does not result in an aggregate ownership by the Reporting Person of more than 5% of the outstanding amount of any class of securities of the Issuer or of any of its affiliates. In addition, the Reporting Person was not prohibited from (1) making any proposal to the Issuer’s board of directors that would not reasonably be expected to require a public announcement by the Issuer or (2) requesting that the Issuer, directly or indirectly, waive or amend any of the provisions of the standstill provisions. The Issuer agreed that any non-disclosure agreement it or its affiliates had entered into or would enter into with a third party to explore a potential transaction for the sale of more than 50% of the Issuer’s outstanding voting equity securities, or a sale of substantially all of the Issuer’s assets, has or would have “standstill” provisions substantially similar to the provisions described above.

In addition, the Confidentiality Agreement contains a non-solicitation provision, prohibiting the Reporting Person, during the one year period commencing on the date of the Confidentiality Agreement, from soliciting for employment any key employee or executive officer of the Issuer or its subsidiaries with whom the Reporting Person had contact or became aware of in connection with a possible transaction (subject to certain exceptions described in the Confidentiality Agreement). Under the Merger Agreement, the Confidentiality Agreement expressly remains in

Page 6 of 11 Pages

full force and effect. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is attached to this Schedule 13D as Exhibit 3 and incorporated herein by reference.

Other than as described in this Item 4, the Reporting Person currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Additional Information

The tender offer described in this Schedule 13D and the exhibits hereto has not yet commenced.

This Schedule 13D is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, the Reporting Person and its wholly-owned subsidiary, Asteroid Acquisition Corporation, intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and the Issuer intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Reporting Person, Asteroid Acquisition Corporation and the Issuer intend to mail these documents to the Issuer’s stockholders. Investors and stockholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents as well as the Reporting Person’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at the Reporting Person’s website at www.opentext.com. The website addresses of the SEC and the Reporting Person are included in this Schedule 13D as an inactive textual reference only. The information contained on these websites is not incorporated by reference in this Schedule 13D and should not be considered to be a part of this Schedule 13D. The offer to purchase and related materials may also be obtained for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 (collect) or (800) 864-5059 (toll-free) or by email at actuate@dfking.com.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10 and 11 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following disclosure assumes 46,696,405 Shares outstanding (as disclosed by the Issuer to the Reporting Person) as of December 12, 2014.

Pursuant to Rule 13d-3 of the Act, (i) the Reporting Person may be deemed to beneficially own 5,562,737 Shares, which constitutes approximately 11.9% of the outstanding Shares.

Beneficial ownership of 4,117,447 Shares reported herein by the Reporting Person is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Tender and Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any such Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose and such beneficial ownership thereof is expressly disclaimed.

Except as set forth above, the Reporting Person does not beneficially own any Shares, and, to the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially owns any Shares.

(c) To the knowledge of the Reporting Person, and except as otherwise described in this Schedule 13D, neither the Reporting Person nor any person set forth on Schedule A hereto has effected any transactions in the Shares during the past 60 days.

Page 7 of 11 Pages

(d) To the knowledge of the Reporting Person, and except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares disclosed herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the Merger Agreement, Tender and Voting Agreement and the Confidentiality Agreement in Item 4 are incorporated herein by reference.

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person set forth on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, other than the Merger Agreement and the Tender and Voting Agreement.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger by and among Open Text Corporation, Asteroid Acquisition Corporation and Actuate Corporation, dated as of December 5, 2014, filed as Exhibit 2.1 to the Current Report on Form 8-K filed on August 31, 2010 by Open Text Corporation and incorporated herein by reference

2.	Tender and Voting Agreement by and among Open Text Corporation, Asteroid Acquisition Corporation and certain stockholders of Actuate Corporation, dated as of December 5, 2014, filed as Exhibit 10.1 to the Current Report on the Form 8-K filed on December 5, 2014 by Open Text Corporation and incorporated herein by reference

3.	Mutual Non-Disclosure Agreement, dated as of July 24, 2014, by and between Open Text Corporation and Actuate Corporation

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2014

Open Text Corporation

By:	/s/ Gordon A. Davies
Name:	Gordon A. Davies
Title:	Chief Legal Officer and Corporate Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the business address is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1.

Name and Address if not Open Text’s	Citizenship	Present Principal Occupation
Mark J. Barrenechea	United States	President and Chief Executive Officer of Open Text

John M. Doolittle	Canada	Chief Financial Officer of Open Text

Gordon A. Davies	Canada	Chief Legal Officer and Corporate Secretary of Open Text

John D. Jamieson	Canada	Chief Information Officer of Open Text

Jonathan Hunter	United States	Executive Vice President of Worldwide Field Operations of Open Text

Adam M. Howatson	Canada	Chief Marketing Officer of Open Text

Sujeet Kini	Canada	Chief Accounting Officer of Open Text

Muhi Majzoub	United States	Senior Vice President of Engineering of Open Text

James McGourlay	Canada	Senior Vice President of Worldwide Customer Services of Open Text

Lisa Zangari	Canada	Chief Human Resources Officer of Open Text

Russ Stuebing	Canada	Vice President of Corporate Development of Open Text

P. Thomas Jenkins	Canada	Executive Chairman, Chief Strategy Officer and Director of Open Text

Randy Fowlie: RDM Corporation 4-608 Weber Street North Waterloo, Ontario N2V 1K4 Canada	Canada	Director of Open Text and President and Chief Executive Officer of RDM Corporation

Gail E. Hamilton	United States	Director of Open Text

Brian J. Jackman	United States	Director of Open Text and President of the Jackman Group Inc.

Stephen J. Sadler Enghouse Systems Limited 80 Tiverton Court, Suite 800 Markham, ON L3R G4 Canada	Canada	Director of Open Text and Chairman and Chief Executive Officer of Enghouse Systems Limited

Michael Slaunwhite	Canada	Director of Open Text and Executive Chairman of Halogen Software Inc.

Katharine B. Stevenson	Canada	Director of Open Text

Deborah Weinstein Labarge Weinstein LLP 515 Legget Drive, Suite 800 Ottawa, Ontario K2K 3G4 Canada	Canada	Director of Open Text and Co-Founder and Partner of LaBarge Weinstein LLP